SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                ENTERACTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293636106
                                 --------------
                                 (CUSIP Number)

                              Copy to:
Seneca Ventures                           Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York  11545               750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               December 12, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                    -1 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               232,500 shares                                     1.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             8,156,410 shares                                  47.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        232,500 shares                                     3.0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,632,592 shares                                  34.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,865,092 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      36.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -2 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Venture Fund
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               548,939 shares                                     3.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             877,882 shares                                     6.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        310,844 shares                                     4.0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        560,422 shares                                     6.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -3 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seneca Ventures
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               366,652 shares                                     2.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,060,169 shares                                   7.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        207,922 shares                                     2.7%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        663,344 shares                                     8.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -4 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Services Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,426,821 shares                                   9.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        871,266 shares                                    10.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -5 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               2,472,573 shares                                  16.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,173,076 shares                                   8.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,127,335 shares                                  13.2%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        534,187 shares                                     6.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -6 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               845,202 shares                                     5.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,800,447 shares                                  18.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        387,265 shares                                     4.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,274,257 shares                                  14.7%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -7 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               327,874 shares                                     2.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,317,775 shares                                  21.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        146,922 shares                                     1.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,514,600 shares                                  17.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -8 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael J. Marocco
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,645,649 shares                                  23.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,661,522 shares                                  18.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -9 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Lewis
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,645,649 shares                                  23.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,661,522 shares                                  18.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -10 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John Kornreich
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,645,649 shares                                  23.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,661,522 shares                                  18.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harvey Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,645,649 shares                                  23.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,661,522 shares                                  18.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Andrew Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,645,649 shares                                  23.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,661,522 shares                                  18.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,661,522 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -13 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares                                      0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             6,962,080 shares                                  41.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares                                      0.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,993,826 shares                                  29.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,013,826 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      29.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -14 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               42,000 shares                                      0.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             6,962,080 shares                                  41.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        42,000 shares                                      0.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,993,826 shares                                  29.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,035,826 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      29.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -15 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Partners
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               258,730 shares                                     1.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,168,091 shares                                   7.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        100,000 shares                                     1.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        771,266 shares                                     9.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -16 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Applewood Associates, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               3,316,431 shares                                  21.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares                                             0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,332,304 shares                                   14.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares                                             0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,332,304 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -17 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Applewood Capital Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,316,431 shares                                  21.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,332,304 shares                                  14.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,332,304 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -18 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seth Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,316,431 shares                                  21.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,332,304 shares                                  14.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,332,304 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -19 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jonathan Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,316,431 shares                                  21.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,332,304 shares                                  14.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,332,304 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -20 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marilyn Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,426,821 shares                                   9.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        871,266 shares                                    10.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -21 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares                                      0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,406,821 shares                                   9.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares                                      0.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        851,266 shares                                    10.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      871,266 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -22 of 39-

CUSIP No. 293636106                13D
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Brian Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required              |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             20,000 shares                                      0.1%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        20,000 shares                                      0.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      20,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -23 of 39-

      This statement, dated December 12, 1996, constitutes Amendment No. 2 to the Schedule 13D, dated September 11, 1995, regarding the reporting persons ownership of certain securities of Enteractive, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer

            (a) Units, each consisting of 80 shares of $.01 par value Class A Convertible Preferred Stock (the "Preferred Stock") and 50,000 Redeemable Common Stock Purchase Warrants ("1996 Warrants"). The holders of the Preferred Stock shall be entitled to convert anytime after April 30, 1998 each share of Preferred Stock into a whole number of shares of Common Stock equal to the aggregate Stated Value of the Preferred Stock to be converted divided by the lesser of (i) $2.00 or (ii) 50% of the average closing sale price for the Common Stock for the last ten trading days in the fiscal quarter of the Company prior to such conversion (the "Conversion")(1). The holders of the 1996 Warrants shall be entitled to purchase one share of Common Stock at $4.00 per share for each 1996 Warrant, exercisable from December 13, 1996 until December 13, 2001.


ITEM 2. Identity and Background

      1. (a) Barry Rubenstein, a general partner of Seneca Ventures, Woodland Venture Fund, Woodland Partners and Applewood Associates, L.P. ("Applewood"), President and a director of InfoMedia Associates, Ltd. ("InfoMedia"), President, sole director and sole shareholder of Woodland Services Corp., an officer and director of Applewood Capital Corp. ("AC Corp."), and a Trustee of the Foundation.

      2. (a) Woodland Partners, a general partnership organized under the laws of the State of New York ("Woodland Partners").

            (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545
            (c)   Principal Business:  Investments.
            (d)   No.
            (e)   No.

                  Barry Rubenstein and Marilyn Rubenstein are the general partners of Woodland Partners.

----------
(1) For purposes of calculating the number of voting rights for the Preferred Stock, the Stated Value of the Preferred Stock was divided by $1.26, or 50% of the average closing sale price for the Common Stock for the last ten trading days in the fiscal quarter prior to December 12, 1996.


                                   -24 of 39-

      15.   (a)   Applewood Associates, L.P. is a New York limited partnership
("Applewood") principally engaged in the business of making investments.
            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545
            (c)   Principal Business:     Investments
            (d)   No
            (e)   No

      The general partners of Applewood are AC Corp., Barry Rubenstein, Irwin Lieber and Barry Fingerhut.

      16.   (a)   Applewood Capital Corp. is a New York corporation
("AC Corp."), which is a general partner of Applewood.
            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545
            (c)   Principal Business:     Investments
            (d)   No
            (e)   No

      17.   (a)   Seth Lieber is an officer of AC Corp.
            (b)   Address:    767 Fifth Avenue
                              New York, New York 10153
            (c)   Principal Business: Investments
            (d)   No
            (e)   No
            (f)   United States

      18.   (a)   Jonathan Lieber is an officer of AC Corp.
            (b)   Business Address:    767 Fifth Avenue
                                       New York, New York 10153
            (c)   Principal Business: Investments
            (d)   No
            (e)   No
            (f)   United States

      19.   (a)   Marilyn Rubenstein, is a general partner of Woodland Partners, a Trustee of the Foundation, and the wife of Barry Rubenstein.
            (b)   Address:    68 Wheatley Road
                              Brookville, New York  11545
            (c)   Principal Occupation: Housewife.
            (d)   No
            (e)   No
            (f)   United States.

      20.   (a)   The Marilyn and Barry Rubenstein Family Foundation, an
organization which is exempt from Federal Income Taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").
            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545
            (c)   Principal Business:     Charitable Foundation
            (d)   No
            (e)   No


                                   -25 of 39-

            Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein are the Trustees of the Foundation.

      21.   (a)   Brian Rubenstein, one of the Trustees of The Foundation.
            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545
            (c)   Principal Occupation:   Corporate Finance Staff Analyst
            (d)   No
            (e)   No
            (f)   Citizenship: United States

            Brian Rubenstein is the son of Marilyn and Barry Rubenstein.

ITEM 3. Source and Amounts of Funds or Other Consideration

            The individual reporting persons obtained funds for the purchase of their securities from personal funds, working capital and/or other funds. The partnerships obtained funds for the purchase of their securities from their respective working capital and/or other funds.

            Amendment No. l indicated that the Foundation sold the 20,000 Warrants on May 16, 1996 that it received for the January Warrants. This is incorrect. As of the date of this Amendment No. 2, the Foundation owns 20,000 Warrants.

            Pursuant to an agreement with GKN, the reporting persons have agreed that they will not sell the Common Stock and Warrants received in exchange for the Convertible Notes and January Warrants without the consent of GKN until May 15, 1997.

            In December 1996, Seneca, the Fund, Applewood, Woodland Partners, 21st Century, T-E, and Foreign purchased units ("1996 Units") each unit consisting of 80 shares of $.01 par value Class A Convertible Preferred Stock and 50,000 1996 Warrants. Upon the consummation of the private placement by the Issuer and until five (5) years thereafter, the 1996 Warrants are exercisable for an equal number of shares of Common Stock at $4.00 per share. The amount of funds used in making the purchases of the 1996 Units in the December 12, 1996 private placement are set forth below:

            Name                                Amount of Consideration
            ----                                -----------------------

            Seneca Ventures                          $200,000
            Woodland Venture Fund                    $300,000
            21st Century Communications
              Partners, L.P.                       $1,695,000
            21st Century Communications
              T-E Partners, L.P.                     $577,000
            21st Century Communications
              Foreign Partners, L.P.                 $228,000
            Applewood Associates, L.P              $2,500,000
            Woodland Partners                        $200,000

ITEM 4. Purpose of Transaction.

            The reporting persons acquired their securities for purposes of investment.


                                   -26 of 39-

            The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 7,679,441 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB dated August 31, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 12, 1996:

                                Shares of          Percent  Percentage of Shares
                               Common Stock       of Voting    of Common Stock
Name                        Beneficially Owned(1)  Control   Beneficially Owned
----                        ---------------------  -------  --------------------
Barry Rubenstein              3,865,092(2),(6),(7)  48.2%           36.0%
Woodland Venture Fund           871,266(2)           9.6%           10.6%
Seneca Ventures                 871,266(2)           9.6%           10.6%
Woodland Services Corp.         871,266(2)           9.6%           10.6%
21st Century Communications
 Partners, L.P.               1,661,522(2),(3)      23.4%           18.6%
21st Century Communications
 T-E Partners, L.P.           1,661,522(2),(4)      23.4%           18.6%
21st Century Communications
 Foreign Partners, L.P.       1,661,522(2),(5)      23.4%           18.6%
Michael Marroco               1,661,522(2)          23.4%           18.6%
Barry Lewis                   1,661,522(2)          23.4%           18.6%
John Kornreich                1,661,522(2)          23.4%           18.6%
Harvey Sandler                1,661,522(2)          23.4%           18.6%
Andrew Sandler                1,661,522(2)          23.4%           18.6%

----------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants and the 1996 Warrants.

(2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(3) Includes 279,835 shares of Common Stock and 847,500 shares of Common Stock issuable upon exercise of the 1996 Warrants. 21st Century disclaims beneficial ownership of 98,765 shares of Common Stock and 288,500 1996 Warrants owned by T-E and 32,922 shares of Common Stock and 114,000 1996 Warrants owned by Foreign.

(4) Includes 98,765 shares of Common Stock and 288,500 shares of Common Stock issuable upon exercise of the 1996 Warrants. T-E disclaims beneficial ownership of 279,835 shares of Common Stock and 847,500 1996 Warrants owned by 21st Century and 32,922 shares of Common Stock and 114,000 1996 Warrants owned by Foreign.

(5) Includes 32,922 shares of Common Stock and 114,000 shares of Common Stock issuable upon exercise of the 1996 Warrants. Foreign disclaims beneficial ownership of 279,835 shares of Common Stock and 847,500 1996 Warrants owned by 21st Century and 98,765 shares of Common Stock and 288,500 1996 Warrants owned by T-E.


                                   -27 of 39-

Barry Fingerhut               3,013,826(2),(6),(7)  41.4%           29.6%
Irwin Lieber                  3,035,826(2),(6),(7)  41.5%           29.7%
Woodland Partners               871,266(2)           9.6%           10.6%
Applewood Associates          1,332,304(6)          21.3%           14.9%
Applewood Capital Corp.       1,332,304(2),(6)      21.3%           14.9%
Seth Lieber                   1,332,304(2)          21.3%           14.9%
Jonathan Lieber               1,332,304(2)          21.3%           14.9%
Marilyn Rubenstein              871,266(2)           9.6%           10.6%
The Marilyn and Barry
 Rubenstein Family Foundation   871,266(2)           9.6%           10.6%
Brian Rubenstein                 20,000              0.1%            0.3%

      (b) Barry Rubenstein has sole power to vote and dispose of 232,500 shares of Common Stock (including 185,000 shares issuable upon the exercise of the Warrants, the Option and the Non-Qualified Option), representing approximately 1.6% of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia, a Trustee of the Foundation and a general partner of Applewood, Seneca, the Fund and Woodland Partners, Barry Rubenstein may be deemed to have shared power to vote 8,156,401 shares of Common Stock (including 4,523,809 voting rights from the Preferred Stock, and 2,850,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 3,632,592 shares of Common Stock (including 2,850,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 34.4% of the outstanding Common Stock.

      The Fund has sole power to vote 548,939 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock (including 238,095 voting rights from the Preferred Stock and 150,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to vote 877,882 shares of Common Stock (including 317,460 voting rights from the Preferred Stock and 200,000 shares issuable upon exercise of 1996 Warrants), representing approximately 6.0% of the outstanding Common Stock. The Fund has sole power to dispose of 310,844 shares of Common Stock (including 150,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 4.0% of the outstanding Common Stock, and shared power to dispose of 560,422 shares of Common Stock (including 200,000 shares issuable upon the exercise of the Warrants), representing approximately 6.9% of the outstanding Common Stock.

      Seneca has sole power to vote 366,652 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock (including 158,730 voting rights from the Preferred Stock, and 100,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to vote 1,060,169 shares of Common Stock, (including 396,825 voting rights from the Preferred Stock and 250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 7.2% of the outstanding Common Stock. Seneca has sole power to dispose of 207,922 shares of Common Stock (including 100,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 2.7% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 663,344 shares of Common Stock (including 250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 8.2% of the outstanding Common Stock.

      Woodland Services Corp. has shared power to vote 1,426,821 shares of Common Stock (including 555,555 voting rights from the Preferred Stock, and 350,000 shares issuable upon the exercise of the 1996 Warrants) and maybe deemed to have shared power to dispose of 871,266 shares of Common Stock (including 350,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 10.6% of the outstanding Common Stock.

----------
(6) Includes 82,304 shares of Common Stock and 1,250,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by Applewood.

(7) Includes 411,522 shares of Common Stock and 1,250,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned in the aggregate by 21st Century, T-E and Foreign.


                                   -28 of 39-

        By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote 3,645,649 shares of Common Stock, representing approximately 23.4% of the outstanding Common Stock, (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,661,522 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.6% of the outstanding Common Stock.

      By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote 3,645,649 shares of Common Stock, representing approximately 23.4% of the outstanding Common Stock, (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,661,522 shares of Common Stock, (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.6% of the outstanding Common Stock.

      By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote 3,645,649 shares of Common Stock representing approximately 23.4% of the outstanding Common Stock, (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,661,522 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.6% of the outstanding Common Stock.

      By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote 3,645,649 shares of Common Stock representing approximately 23.4% of the outstanding Common Stock, (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,661,522 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.6% of the outstanding Common Stock.

      By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote 3,645,649 shares of Common Stock representing approximately 23.4% of the outstanding Common Stock, (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,661,522 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.6% of the outstanding Common Stock.

      Barry Fingerhut has sole power to vote and dispose of 20,000 shares of Common Stock (representing 20,000 shares issuable upon exercise of the Warrants), representing approximately 0.1% of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote 6,962,080 shares of Common Stock (including 3,968,254 voting rights from the Preferred Stock, and 2,500,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 41.3% of the outstanding Common Stock and may be deemed to have shared power to dispose of 2,993,826 shares of Common Stock (including 2,500,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 29.4% of the outstanding Common Stock.

      Irwin Lieber has sole power to vote and dispose of 42,000 shares of Common Stock (including 37,000 shares issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power


                                   -29 of 39-
to vote 6,962,080 shares of Common Stock (including 3,968,254 voting rights from the Preferred Stock, and 2,500,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 41.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 2,993,826 shares of Common Stock (including 2,500,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 29.4% of the outstanding Common Stock.

      Woodland Partners has sole power to vote 258,730 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock (including 158,730 voting rights from the Preferred Stock, and 100,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to vote 1,168,091 shares of Common Stock (including 396,825 voting rights from the Preferred Stock, and 250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 7.9% of the outstanding Common Stock. Woodland Partners has sole power to dispose of 100,000 shares of Common Stock (including 100,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 1.3% of the outstanding Common Stock and may be deemed to have shared power to dispose of 771,266 shares of Common Stock (including 250,000 shares issuable upon exercise of the 1996 warrants), representing approximately 9.5% of the outstanding Common Stock.

      By virtue of being a general partner of Woodland Partners, a Trustee of the Foundation, and the wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote 1,426,821 shares of Common Stock (including 555,555 voting rights from the Preferred Stock, and 350,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 9.6% of the outstanding Common Stock), and may be deemed to have shared power to dispose of 871,266 shares of Common Stock (including 350,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 10.6% of the outstanding Common Stock.

      Applewood has sole power to vote 3,316,431 shares of Common Stock (representing including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 21.3% of the outstanding Common Stock and has sole power to dispose of 1,332,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.9% of the outstanding Common Stock.

      AC Corp. may be deemed to have shared power to vote 3,316,431 shares of Common Stock (including 1,984,127 voting rights from the Preferred Stock and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 21.3% of the outstanding Common Stock), and may be deemed to have shared power to dispose of 1,332,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.9% of the outstanding Common Stock.

      21st Century has sole power to vote 2,472,573 shares of Common Stock (including 1,345,238 voting rights from the Preferred Stock and 847,500 shares of Common Stock issuable upon exercise of the 1996 Warrants), representing approximately 16.3% of the outstanding Common Stock. 21st Century has sole power to dispose of 1,127,335 shares of Common Stock (including 847,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 13.2% of the outstanding shares of Common Stock. 21st Century may be deemed to have shared power to vote 1,173,076 shares of Common Stock (including 638,889 voting rights from the Preferred Stock, and 402,500 shares issuable upon exercise of the 1996 Warrants) and may be deemed to have shared power to dispose of 534,187 shares of Common Stock (including 402,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 6.6% of the outstanding Common Stock.

       T-E has sole power to vote 845,202 shares of Common Stock (including 457,937 voting rights from the Preferred Stock and 288,500 shares of Common Stock issuable upon exercise of the 1996 Warrants), representing approximately 5.8% of the outstanding Common Stock and may be


                                   -30 of 39-
deemed to have shared power to vote 2,800,447 shares of Common Stock (including 1,526,190 voting rights from the Preferred Stock, and 961,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 18.3% of the outstanding Common Stock. T-E has sole power to dispose of 387,265 shares of Common Stock (including 288,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 4.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,274,257 shares of Common Stock (including 961,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.7% of the outstanding Common Stock.

      Foreign has sole power to vote 327,874 shares of Common Stock (including 180,952 voting rights from the Preferred Stock and 114,000 shares of Common Stock issuable upon exercise of the 1996 Warrants), representing approximately 2.3% of the outstanding Common Stock. Foreign may be deemed to have shared power to vote 3,317,775 shares of Common Stock (including 1,803,175 voting rights from the Preferred Stock and 1,136,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 21.4% of the outstanding Common Stock. Foreign has sole power to dispose of 146,922 shares of Common Stock (including 114,000 shares of Common Stock issuable upon exercise of the 1996 Warrants) representing approximately 1.9% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,514,600 shares of Common Stock (including 1,136,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 17.2% of the outstanding Common Stock.

      By virtue of being an officer of AC Corp., Jonathan Lieber may be deemed to have shared power to vote 3,316,431 shares of Common Stock (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 21.3% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,332,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.9% of the outstanding Common Stock.

      By virtue of being an officer of AC Corp., Seth Lieber may be deemed to have shared power to vote 3,316,431 shares of Common Stock (including 1,984,127 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 21.3% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,332,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.9% of the outstanding Common Stock.

      The Foundation has sole power to vote and dispose of 20,000 shares of Common Stock (representing 20,000 shares issuable upon the exercise of the Warrants), representing approximately 0.1% and 0.3%, respectively, of the outstanding Common Stock. The Foundation may be deemed to have shared power to vote 1,406,821 shares of Common Stock, representing approximately 9.5% of the outstanding Common Stock and 851,266 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock.

      By virtue of being a Trustee of the Foundation, Brian Rubenstein may be deemed to have shared power to vote and dispose of 20,000 shares of Common Stock (representing 20,000 shares issuable upon the exercise of the Warrants), representing 0.1% and 0.3%, respectively, of the outstanding shares of Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from October 12, 1996 through December 12, 1996, inclusive:


                                   -31 of 39-

                              Purchase         Number of             Purchase
Name of Shareholder             Date        Units Purchased       Price Per Unit
-------------------           --------      ---------------       --------------

Seneca Ventures               12/12/96            2                   $100,000

Woodland Venture Fund         12/12/96            3                   $100,000

21st Century Communications
 Partners, L.P.               12/12/96           16.95                $100,000

21st Century Communications
 T-E Partners, L.P.           12/12/96            5.77                $100,000

21st Century Communications
Foreign Partners, L.P.        12/12/96            2.28                $100,000

Applewood Associates          12/12/96           25                   $100,000

Woodland Partners             12/12/96            2                   $100,000

Effective November 4, 1996, the Board of Directors of the Issuer granted a three-year option to purchase 400,000 shares of the Issuer's Common Stock to a general partnership, in which Mr. Rubenstein is a general partner, at a price of $2.375 per share. The option is not exercisable until August 15, 1997.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  (c) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

                  (d) Applewood is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Applewood is vested in its general partners - AC Corp., Barry Rubenstein, Irwin Lieber and Barry Fingerhut. The limited partners have no voting or investment power over the shares of Common Stock held by Applewood.

                  (e) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to Section 501(a) of the Code as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of the Issuer held by the Foundation is vested in its trustees-Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein.


                                   -32 of 39-

                  (f) The Issuer has agreed to register the (i) the 1996 Warrants and Common Stock underlying the 1996 Warrants for resale and (ii) the issuance of the Common Stock underlying the Preferred Stock.

                  (g) The Issuer may at any time redeem all, or any portion of the Preferred Stock, on a pro-rata basis; and the Issuer must redeem the Preferred Stock, in the event it receives proceeds from (i) the exercise of any of the public Warrants or (ii) any other equity financing except that only 50% of the proceeds from such other financing are to be used in connection with such redemption. If the proceeds raised from the exercise of the 1996 Warrants or such other equity financing are not sufficient to redeem all of the Preferred Stock, the Preferred Stock shall be redeemed with such proceeds on a pro-rata basis.

                  (h) Except for the circumstances discussed or referred to in paragraphs (c) and (g) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule.

ITEM 7. Material to be Filed as Exhibits

                  Exhibit A - Agreement, effective as of December 12, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                  Exhibit B - Power of Attorney, dated February 7, 1997, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.


                                   -33 of 39-

                                    Signature

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: February 7, 1997

                                      SENECA VENTURES

                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein,
                                      A General Partner

                                      WOODLAND VENTURE FUND

                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein,
                                      A General Partner

                                      WOODLAND SERVICES CORP.

                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein,
                                      President

                                      WOODLAND PARTNERS

                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein,
                                      A General Partner

                                      APPLEWOOD ASSOCIATES L.P.

                                      s/Irwin Lieber
                                      -----------------------------------------
                                      By: Irwin Lieber,
                                      A General Partner

                                      APPLEWOOD CAPITAL CORP.

                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      By: Barry Rubenstein,
                                      President


                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Individually


                                      s/Barry Fingerhut
                                      -----------------------------------------
                                      Barry Fingerhut, Individually


                                      s/Seth Lieber
                                      -----------------------------------------
                                      Seth Lieber, Individually



                                   -34 of 39-
                                      s/Jonathan Lieber
                                      -----------------------------------------
                                      Jonathan Lieber, Individually


                                      s/Irwin Lieber
                                      -----------------------------------------
                                      Irwin Lieber, Individually


                                      s/Marilyn Rubenstein
                                      -----------------------------------------
                                      Marilyn Rubenstein, Individually


                                      The Marilyn and Barry Rubenstein Family
                                      Foundation


                                      s/Barry Rubenstein
                                      -----------------------------------------
                                      By: Barry Rubenstein, a Trustee




                                       *
                                      -----------------------------------------
                                      Brian Rubenstein, Individually

         *  s/Barry Rubenstein
         ----------------------------------
         Barry Rubenstein, Attorney-in-Fact

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -35 of 39-

                       21ST CENTURY COMMUNICATIONS
                       PARTNERS,  L.P.

                       By: Sandler Investment Partners, L.P., general partner
                         By: Sandler Capital Management, general partner
                           By: ARH Corp., General Partner

                           By: s/Harvey Sandler
                              -------------------------------------------------
                              Name: Harvey Sandler
                              Title:

                       21ST CENTURY COMMUNICATIONS T-E
                       PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                         By: Sandler Capital Management, general partner
                           By: ARH Corp., General Partner

                           By: s/Harvey Sandler
                              -------------------------------------------------
                              Name: Harvey Sandler
                              Title:

                       21ST CENTURY COMMUNICATIONS FOREIGN
                       PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                         By: Sandler Capital Management, general partner
                           By: ARH Corp., General Partner

                           By: s/Harvey Sandler
                              -------------------------------------------------
                               Name: Harvey Sandler
                               Title:

                       s/Michael J. Marocco
                       --------------------------------------------------------
                       Michael J. Marocco, Individually


                       s/Barry Lewis
                       --------------------------------------------------------
                       Barry Lewis, Individually


                       s/John Kornreich
                       --------------------------------------------------------
                       John Kornreich, Individually


                       s/Harvey Sandler
                       --------------------------------------------------------
                       Harvey Sandler, Individually


                       s/Andrew Sandler
                       --------------------------------------------------------
                       Andrew Sandler, Individually


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -36 of 39-